UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MagnaChip Semiconductor Corporation
File No. 333-168516-09- CF #32947

MagnaChip Semiconductor S.A.
File No. 333-168516 - CF #32947

MagnaChip Semiconductor Corporation (successor to MagnaChip Semiconductor LLC), and MagnaChip Semiconductor S.A. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on August 4, 2010, as amended.

Based on representations by MagnaChip Semiconductor Corporation (successor to MagnaChip Semiconductor LLC), MagnaChip Semiconductor S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.5	through February 3, 2021
Exhibit 10.8	through September 19, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary